Filed by Time Warner Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
under the Securities Exchange Act of 1934

Subject Company:  Time Warner Inc.

Commission File No. for Registration Statement
on Form S-4 filed by AT&T Inc.: 333-214712

Important Information

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the proposed transaction, AT&T Inc. filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that includes a proxy statement/prospectus regarding the transaction. The registration statement was declared effective by the SEC on January 6, 2017. On January 9, 2017, Time Warner filed with the SEC a definitive proxy statement/prospectus and first mailed the definitive proxy statement/prospectus to Time Warner's stockholders. This communication is not intended to be, and is not, a substitute for the definitive proxy statement/prospectus or for any other document that Time Warner or AT&T may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TIME WARNER, AT&T AND THE TRANSACTION.

Investors and security holders may obtain these materials and other relevant documents filed with the SEC free of charge at the SEC's website, www.sec.gov. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner's investor relations website. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T's investor relations website.

Certain Information Regarding Participants

Time Warner, AT&T and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Time Warner's directors and executive officers is available in Time Warner's Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 25, 2016, its proxy statement for the 2016 Annual Meeting, which was filed with the SEC on April 29, 2016, and the definitive proxy statement for the Special Meeting of Stockholders of Time Warner, which was filed with the SEC on January 9, 2017. To the extent holdings of Time Warner securities have changed since the amounts printed in the above referenced proxy statements, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding AT&T's directors and executive officers is available in AT&T's Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 18, 2016 and in its proxy statement for the 2016 Annual Meeting, which was filed with the SEC on March 11, 2016. To the extent holdings of AT&T's securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement, the proxy statement/prospectus and other relevant materials filed with the SEC. These documents are available free of charge from the sources indicated above.

Message from Jeff Bewkes to Time Warner Employees (Transcript)
February 7, 2017

Dear Colleagues,

This morning we released our 2016 year-end and fourth-quarter results, and we had another very successful year.

For 2016, we grew revenues 4% to $29.3 billion, and Adjusted Operating income increased 10% to $7.6 billion. You can read the full earnings release here.

Please click here or below to watch a video in which I talk about some of the main themes and highlights of the year, which include:

-	Warner Bros. once again being the top television studio and having the second-best year in its history at the global box office.
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Home Box Office remaining the gold standard in premium content, including netting more Prime Time Emmys than any network for the 15th straight year, and having its biggest launch ever of a new drama in Westworld.

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Turner having a standout year with three of the top five ad-supported networks in cable among adults 18-49 in TBS, TNT and Adult Swim in Prime Time, bolstered by CNN's strong performance both on-air and in digital.

-	How our deal with AT&T is going to drive our ability to spur innovation in the media industry further and faster.

Please take a look at my video, and thank you for all your efforts.

Jeff

Video Message (Transcript)

Hi everyone, I want to congratulate you on another very successful year. In 2016, we once again delivered strong financial performance while lighting up the screens of the world with the very best video content. And we've done that while making investments and bold moves that position us for the future.

At Warner, we were again the biggest supplier of television shows to broadcast networks, and had our second-best year ever at the global box office – launching great new cinematic franchises that will excite fans for years to come.

HBO doesn't just stand for Home Box Office, it stands for the leader in premium video content. In 2016, it received more Prime Time Emmys than any other network for the 15th consecutive year, and Westworld was the most-watched freshman series in HBO history. And while HBO NOW has topped 2 million subscribers here in the U.S., in 2016 we also expanded HBO's OTT footprint with launches in Argentina, Brazil and Spain.

To borrow from its great basketball properties, Turner "lit it up" in 2016: with TBS, TNT and Adult Swim all ranking among ad-supported cable's top 5 networks in primetime among adults 18-49. And in an election year that is still reverberating, CNN was the #1 news network among adults 18-49 in prime time and the #1 digital news destination.

Because of your dedication and hard work, we came into 2017 with a lot of momentum and we are not letting up. As you know, in October we announced our deal to combine with AT&T, and that is going to drive our ability to innovate even further and faster.  We still expect the deal to conclude before year-end, and that represents the beginning of another great chapter for our company. Thanks again for all you do. I'll talk to you again soon.